November 1, 2006                                                 [GRAPHIC
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November 1, 2006

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form N-14 ("Registration Statement") Pioneer Variable Contracts Trust (the "Trust")
         File No. 333-137701

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the "Commission") transmitted orally on October 25, 26 and 30, 2006 relating to the Trust's Registration Statement, which was filed with the Commission on September 29, 2006. The Registration Statement relates to the proposed reorganizations of the following series of the Trust:

         --------------------------------- ----------------------------------- --------------------------------------
                                           Acquired Portfolio                  Acquiring Portfolio
         --------------------------------- ----------------------------------- --------------------------------------
         --------------------------------- ----------------------------------- --------------------------------------
         Proposal 1(a)                     Pioneer Balanced VCT Portfolio      Pioneer Ibbotson Moderate Allocation
                                                                               VCT Portfolio
         --------------------------------- ----------------------------------- --------------------------------------
         --------------------------------- ----------------------------------- --------------------------------------
         Proposal 1(b)                     Pioneer placeEurope VCT Portfolio   Pioneer International Value VCT
                                                                               Portfolio
         --------------------------------- ----------------------------------- --------------------------------------
         --------------------------------- ----------------------------------- --------------------------------------
         Proposal 1(c)                     Pioneer AmPac Growth VCT Portfolio  Pioneer Oak Ridge Large Cap Growth
                                                                               VCT Portfolio
         --------------------------------- ----------------------------------- --------------------------------------


The Acquired Portfolios and the Acquiring Portfolios collectively are referred to herein as the "Portfolios." For the staff's convenience, its comments are restated below, followed by the Trust's responses.

General Staff Comments

Combined Proxy Statement/Prospectus ("Proxy Statement")

Comment 1. Pursuant to Item 3(b) of Form N-14, please provide a more detailed summary of the material differences between each Acquired Portfolio and the corresponding Acquiring Portfolio.

Response: The Trust respectfully submits that the Proxy Statement complies with the requirements of Item 3(b). Item 3(b) requires a clear and concise discussion of the key features of the transaction and the Portfolios. Item 3(b) further requires a comparison that highlights the differences between each Acquired Portfolio and the Acquiring Portfolio's (i) investment objectives and policies,
(ii) distribution and purchase procedures and exchange rights, (iii) redemption procedures, and (iv) any other significant considerations.

The Trust believes that the "Introduction" section of the Proxy Statement discusses the key features of the transaction and addresses the disclosure required by Item 3(b). The Trust further believes that the introductory paragraphs under each of Proposals 1(a), 1(b) and 1(c) highlight the material differences between each Acquired Portfolio and corresponding Acquiring Portfolio's investment objectives and policies, as well as any related risks. The Trust notes that each Portfolio is a series of the same Trust and subject to the same purchase and sales procedures. In addition, since shares of the Portfolios are sold directly to separate accounts established and maintained by insurance companies for the purpose of funding variable annuity and variable life insurance contract and certain qualified plans, the Trust does not impose any exchange or redemption procedures with respect to the Portfolios. Finally, the Trust notes that all material differences required by Item 3(b) are highlighted in the comparison chart provided under each of Proposals 1(a), 1(b) and 1(c) and set forth in an easy to read format.

In response to the staff's comment, the Trust has added a sentence at the end of the third paragraph for Proposal 1(a) that states that the reorganization will be a taxable transaction for federal income tax purposes.

Comment 2. Under the heading, "Voting Rights and Required Vote," please provide a description of how insurance companies will vote the shares of the Portfolios it holds, which are not attributable to any variable contact, in the same proportion as the voting instructions received from its contract holders with respect to the Portfolio.

Response: Accepted. The Trust notes that the requested disclosure is currently provided under the heading, "Information Concerning the Meeting - Voting Contract Holders." The Trust will move this disclosure to the requested heading, "Voting Rights and Required Vote."

Accounting Staff Comments

Proxy Statement:  Proposal 1(a)

Comment 3. Under the heading, "Summary - Comparison of Pioneer Balanced VCT Portfolio to Pioneer Ibbotson Moderate Allocation VCT Portfolio - Management Fees," it states that a discussion regarding the basis for the Board of Trustees' approval of the management contract is available in Pioneer Ibbotson Moderate Allocation VCT Portfolio's January 31, 2006 semi-annual report to shareholders. Please correct the date of the shareholder report.

Response: Accepted. The typographical error has been corrected to state that the discussion will be available in the December 31, 2006 annual report to shareholders.

Comment 4. The December 31, 2005 annual reports for the various Pioneer Ibbotson Allocation VCT Portfolios do not appear to be included in the Trust's Form N-CSR, which was filed with the Commission on March 6, 2006.

Response: The missing shareholder reports were filed with the Commission in an amended Form N-CSR on October 27, 2006 (accession no. 0000930709-06-000084).

Comment 5. In the introductory paragraph to the section, "The Portfolios' Fees and Expenses," please add a statement that Pioneer Ibbotson Moderate Allocation VCT Portfolio will be offering new Class I shares in connection with the reorganization.

Response: Accepted.  The requested statement has been added to the Proxy
Statement.

Comment 6. Please delete the expense waiver and net expense line items in the shareholder fee table since the expense limitations do not extend for at least a year from the date of the Proxy Statement.

Response: The contractual expense limitations will be in effect through May 1, 2008. As a result, the expense limitation will extend beyond a year from the date of the Proxy Statement and is appropriately reflected in the shareholder fee table. In addition, the introductory paragraph to the hypothetical expense examples, and the hypothetical expense example numbers have been revised to reflect the expense limitations in effect for year one. Finally, the footnote to the shareholder fee table has been revised to reflect the May 1, 2008 expiration date for the expense limitations.

Comment 7. Pioneer Balanced VCT Portfolio Class I shares' 1997 annual return in the bar chart differs from the return provided in the May 1, 2006 prospectus.

Response: Pioneer has reviewed the annual return numbers and has confirmed that those contained in the Registration Statement on Form N-14 are correct.

Comment 8. Pioneer Balanced VCT Portfolio Class II shares' average annual total returns for the one-year, five-year, 10-year and since inception periods differ from the returns provided in the May 1, 2006 prospectus.

Response: Pioneer has reviewed the average annual total return numbers and has confirmed that those contained in the Registration Statement on Form N-14 are correct.

Comment 9. In the capitalization table, the pro forma Pioneer Ibbotson Moderate Allocation VCT Portfolio numbers do not reflect any adjustments to account for the costs of the reorganization. In addition, please revise footnote (1) to reflect the estimated amount of the costs of the reorganization. Finally, please adjust the pro forma numbers to reflect the estimated transaction costs in connection with the liquidation of Pioneer Balanced VCT Portfolio, and please include a footnote discussing this adjustment.

Response: Accepted. The pro forma capitalization table numbers and accompanying footnotes have been revised to reflect both the estimated amount of the costs of the reorganization as well as the estimated transaction costs in connection with the liquidation of Pioneer Balanced VCT Portfolio.

Proxy Statement:  Proposal 1(b)

Comment 10. In the average annual total return table, the following numbers differ from the returns provided in the May 1, 2006 prospectus: Pioneer Europe VCT Portfolio Class II returns for the five-year and since inception periods; MSCI Europe Index returns for the one-year and five-year periods; Pioneer International Value VCT Portfolio Class II returns for the five-year, 10-year and since inception periods.

Response: Pioneer has reviewed the average annual total return numbers and has confirmed that those contained in the Registration Statement on Form N-14 are correct.

Comment 11. In the capitalization table, the pro forma Pioneer International Value VCT Portfolio numbers do not reflect any adjustments to account for the costs of the reorganization. Please note that the pro forma Pioneer International Value VCT Portfolio Class II shares should reflect a net asset value per share of $14.65 rather than $14.66. In addition, please revise footnote (1) to reflect the estimated amount of the costs of the reorganization.

Response:  Accepted.

Comment 12. Under the heading, "Proposal to Approve the Agreement and Plan of Reorganization - Reasons for the Proposed Reorganization," it states that the Boards also considered that a significant portion of Pioneer Europe VCT Portfolio's assets would likely be liquidated before or after the Reorganization. Please provide an estimate of the liquidation costs.

Response: Pioneer Europe VCT Portfolio is not required to dispose of a portion of its assets in light of the investment policies and restrictions of Pioneer International Value VCT Portfolio. Any liquidations would be discretionary and would most likely occur after the closing of the reorganization. In addition, the Board was not provided with an estimate of the liquidation costs. For these reasons, the Trust respectfully submits that providing such an estimate of the liquidation costs would be speculative and is not necessary or appropriate.

Proxy Statement:  Proposal 1(c)

Comment 13. Please delete the expense waiver and net expense line items in the shareholder fee table since the expense limitations do not extend for at least a year from the date of the Proxy Statement.

Response: The contractual expense limitation for the Acquiring Portfolio and the combined Acquiring Portfolio will be in effect through May 1, 2008. As a result, the expense limitations will extend beyond a year from the date of the Proxy Statement and are appropriately reflected in the shareholder fee table. In addition, the introductory paragraph to the hypothetical expense examples, and the hypothetical expense example numbers have been revised to reflect the expense limitations in effect for year one. Finally, the footnote to the shareholder fee table has been revised to reflect the May 1, 2008 expiration date of the expense limitations.

With respect to the Acquired Portfolio's current contractual expense limitation in effect through May 1, 2007, the Trust respectfully submits that maintaining such disclosure in the fee table provides shareholders with a complete, accurate and clear understanding of each Portfolio's historical expense structure as of the applicable date indicated in the shareholder fee table in order to assist such shareholders in their assessment of how the pro forma combined Acquiring Fund's expense structure will differ from that of each Portfolio's historical expenses. The Trust is aware of the staff's general position on this matter but respectfully requests that the pre-combination expense limit arrangements of each Portfolio be presented to better aid the shareholders' comparative analysis. As stated above, the expense caps for the Acquiring Portfolio and the pro forma combined Acquiring Portfolio will be in effect through May 1, 2008. For these reasons, the Trust submits that the current disclosure is appropriate for the purpose of this Registration Statement. The Trust notes that the staff has agreed with the Trust's position on this matter for prior registration statements filed on Form N-14.

Comment 14. In the capitalization table, the pro forma Pioneer Oak Ridge Large Cap Growth VCT Portfolio numbers do not reflect any adjustments to account for the costs of the reorganization. In addition, please revise footnote (1) to reflect the estimated amount of the costs of the reorganization.

Response: Accepted.

Comment 15. Under the heading, "Proposal to Approve the Agreement and Plan of Reorganization - Reasons for the Proposed Reorganization," it states that the Boards also considered that a portion of the holdings of Pioneer AmPac Growth VCT Portfolio may need to be liquidated. Please provide an estimate of the liquidation costs.

Response: Pioneer AmPac Growth VCT Portfolio is not required to dispose of a portion of its assets in light of the investment policies and restrictions of Pioneer Oak Ridge Large Cap Growth VCT Portfolio. Any liquidations would be discretionary and would most likely occur after the closing of the reorganization. In addition, the Board was not provided with an estimate of the liquidation costs. For these reasons, the Trust respectfully submits that providing such an estimate of the liquidation costs would be speculative and is not necessary or appropriate.

Statement of Additional Information ("SAI")

Comment 16. Please revise the section titled, "Exhibits," to reflect only pro forma financial statements for the semi-annual period. Pro forma financial statements are not required for the annual period ended December 31, 2005.

Response: Accepted. The pro forma financial statements for the annual period ended December 31, 2005 have been deleted from the exhibits to the SAI, and the reference to these financial statements in the section titled, "Exhibits" has been deleted.

Pro Forma Schedule of Investments

Comment 17. Please make all column headings consistent in the pro forma schedule of investments for each proposal.

Response: Accepted.

Comment 18. With respect to pro forma schedule of investments for Proposal 1(a), the pro forma combined net assets should be adjusted to reflect the transaction costs associated with liquidating Pioneer Balanced VCT Portfolio.

Response: Accepted. As discussed with the staff on October 30, 2006, the footnote to the pro forma schedule of investments for Proposal 1(a) has been revised to state that it reflects the costs of the reorganization and the transaction costs resulting from the liquidation of Pioneer Balanced VCT Portfolio's assets, and these adjustments are reflected in the relevant line items rather than adjusting each portfolio holding with respect to a nominal amount.

Comment 19. With respect to pro forma schedule of investments for Proposal 1(b), the "Total Investments at Cost" numbers for Pioneer Europe VCT Portfolio and Pioneer International Value VCT Portfolio should be swapped.

Response: Accepted.

Comment 20. With respect to pro forma schedule of investments for Proposal 1(c), the "Total Common Stock" number for Pioneer AmPac Growth VCT Portfolio should be changed from $1,963,966 to $1,742,589.

Response: Accepted.

Pro Forma Statement of Assets and Liabilities

Comment 21. With respect to pro forma statement of assets and liabilities for Proposal 1(b), Pioneer International Value VCT Portfolios Pro Forma Combined Class II net asset value per share should be revised to reflect a net asset value per share of $14.65 rather than $14.66.

Response: Accepted.

Pro Forma Statement of Operations
Comment 22. With respect to pro forma statement of operations for Proposal 1(a) and Proposal 1(b), please include the words "expenses and" at the beginning of the footnote referring to the expense limitations.

Response: Accepted.

Comment 23. The pro forma statement of operations for each proposal should not reflect the costs of the reorganization because it is a one-time, non-recurring cost. See Regulation S-X, Article 11, Rule 0-2(b)(6).

Response: As discussed with the staff on October 30, 2006, the Trust believes that the effect of the costs of the reorganization will have a continuing impact on the Registrant and should therefore be included in the pro forma statement of operations. However, the Trust will consider the staff's comment in any future registration statements filed on Form N-14.

Notes to Financial Statements

Comment 24. The notes to the pro forma financial statements should include a note explaining the use of estimates in preparing pro forma financial statements and a statement that actual results could differ from estimated amounts.

Response: Accepted. The following note has been added: "In preparation of these pro forma financial statements, management of the Portfolio was required to, among other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income, expenses and gains and losses on investments during the reporting period. Actual results could differ from those estimates."

Comment 25. Please delete the last sentence of note 5 to the financial statements for Proposal 1(a).

Response: Accepted.

                                                                 *****

The staff's comments and the Trust's responses will be reflected the definitive Proxy Statement mailed to the shareholders of each Acquired Portfolio and filed with the Commission.

Per the staff of the Commission's request and pursuant to the Commission's press release ("Commission Staff to Publicly Release Comment Letters and Responses," 2004-89), the Trust acknowledges the following:

o the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the Registration Statement, please contact either Elaina Kim at (617) 526-6685 (collect) or me at 617-526-6532 (collect), counsel to the Trust.


Best regards,


/s/ Christopher P. Harvey


Christopher P. Harvey





cc:      Tony Burak (SEC Accounting Staff)
         Robert Lamont, Esq. (SEC Division of Investment
         Management - Insurance Products)
         Christopher J. Kelley, Esq.